SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)
________________________

NATHAN’S FAMOUS, INC.
(Name of Subject Company)
________________________

NATHAN’S FAMOUS, INC.
(Names of Filing Persons - Offeror)
________________________

Common Stock, $.01 Par Value
(Title of Class of Securities)
________________________

632347100
(CUSIP Number of Class of Securities)
________________________

Eric Gatoff
Chief Executive Officer
Nathan’s Famous, Inc.
One Jericho Plaza
Jericho, New York 11753
(516) 338-8500
(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:
Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$11,000,000	$1,260.60

(1)           The transaction value is estimated only for purposes of calculating the filing fee.  The transaction value was calculated assuming that 500,000 outstanding shares of common stock, par value $.01 per share, will be purchased at the maximum tender offer price of $22.00 per share.

(2)           The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,260.60

Form or Registration No.:  SC TO-1

Filing Party:  Nathan’s Famous, Inc.

Date Filed:  December 8, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on December 8, 2011 relating to the offer (the “Offer”) by Nathan’s Famous, Inc. (the “Company”) to purchase up to 500,000 shares of its common stock, $.01 par value per share, at a price not less than $20.00 nor greater than $22.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated December 8, 2011 (the “Offer to Purchase”), a copy of which is attached to the Tender Offer Statement as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached to the Tender Offer Statement as Exhibit (a)(1)(B).  The Tender Offer Statement on Schedule TO, as amended by this Amendment No. 1, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, and is supplemented and amended by the information specifically provided herein.

ITEM 1.                      SUMMARY TERM SHEET

Item 1 of the Schedule TO, which incorporates by reference the information set forth in the Offer to Purchase under “Summary Term Sheet” is hereby amended and supplemented as follows:

Various statements in the Offer to Purchase under “Summary Term Sheet” which provide that the holders of “small lots” of 500 shares or less should not be subject to proration in the event that more than 500,000 shares are tendered should be revised and modified to state that holders of “small lots” of 100 shares or less should not be subject to proration in the event that more than 500,000 shares are tendered.  The relevant sections in the “Summary Term Sheet” of the Offer to Purchase which should be revised and modified are:  (i) the first bullet under “Summary Term Sheet - What Will Happen If More Than 500,000 Shares Are Tendered At Or Below The Purchase Price” and (ii) “Summary Term Sheet - If I Own More Than 500 Shares Subject To The Offer And I Tender All of My Shares, Will I Be Subject to Proration.”

Accordingly, to reflect the foregoing, the bottom of page six and the top of page seven of the Summary Term Sheet of the Offer to Purchase are amended and restated in their entirety as follows:

“WHAT WILL HAPPEN IF MORE THAN 500,000 SHARES ARE TENDERED AT OR BELOW THE PURCHASE PRICE?
If more than 500,000 shares are properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date for the Offer, we will purchase shares as follows:

•      first, from all holders of “small lots” of less than 100 shares who properly tender all of their shares at or below the Purchase Price and do not properly withdraw them before the Expiration Date for the Offer;
•      second, from all other stockholders who properly tender shares at or below the Purchase Price and do not properly withdraw them before the applicable Expiration Date, on a pro rata basis (except for stockholders who tendered shares conditionally if the condition was not satisfied); and
•      third, only if necessary to permit us to purchase 500,000 shares, from stockholders who have conditionally tendered shares at or below the Purchase Price and do not properly withdraw them (if the condition was not initially satisfied), by random lot, to the extent feasible.  To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

Because of the “small lot” priority, proration and conditional tender provisions described above, we may not purchase all of the shares that you tender even if you tender them at or below the Purchase Price.  See Section 2.

IF I OWN FEWER THAN 100 SHARES SUBJECT TO THE OFFER AND I TENDER ALL OF MY SHARES, WILL I BE SUBJECT TO PRORATION?
If you beneficially own fewer than 100 shares, in the aggregate, and you properly tender all of these shares at or below the Purchase Price and do not properly withdraw them prior to the Expiration Date for the Offer and you complete the section entitled “Small Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, we will purchase all of your shares without subjecting them to the proration procedure.  See Section 2. ”

ITEM 4.                      TERMS OF THE TRANSACTION

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase is hereby amended and supplemented as follows:

In addition, to the revisions set forth under Item 1. Summary Term Sheet, various statements in the Offer to Purchase and the Letter of Transmittal as well as the Notice of Guaranteed Delivery and the form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees which provide that the holders of “small lots” of less than 500 shares should not be subject to proration in the event that more than 500,000 shares are tendered should be revised to state that holders of “small lots” of less than 100 shares should not be subject to proration in the event that more than 500,000 shares are tendered.  Accordingly, references to 500 shares should be changed to 100 shares in the following section of the Offer to Purchase:  “The Offer -- Section 2. Number of Shares; Proration -- Small Lots”   and such subsection which is on the middle of page 13 of the Offer to Purchase shall be amended and restated as follows:

“Small Lots.  The term “Small Lots” means, with respect to the shares, all shares properly tendered prior to the applicable Expiration Date at prices at or below the Purchase Price and not properly withdrawn by any person (a “Small Lot Holder”) who beneficially owned fewer than 100 shares, as the case may be, and so certified in the appropriate place in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

To qualify for the Small Lot preference with respect to the Offer, a Small Lot Holder must tender all shares, as applicable, owned by the Small Lot Holder in accordance with the procedures described in Section 3.  Small Lots will be accepted for payment before any proration of the purchase of other tendered shares.  This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares.  By tendering in the Offer, a Small Lot Holder who holds shares in its name and tenders its shares directly to the Depositary, would not only avoid the payment of brokerage commissions, but also would avoid any applicable Small Lot discounts in a sale of the holder’s shares.  Any Small Lot Holder wishing to tender all of its shares pursuant to the Offer should complete the section entitled “Small Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.”

In addition, references to 500 shares should be changed to 100 shares in the following sections of the Letter of Transmittal: (i) Small Lots (See Instruction 6) and (ii) Instruction 6.  Small Lots and such subsections are amended and restated to provide in their entirety as follows:

“SMALL LOTS
(SEE INSTRUCTION 6)

To be completed only if shares are being tendered by or on behalf of a person owning, beneficially or of record, and who continues to own, beneficially or of record, as of the Expiration Date, an aggregate of fewer than 100 shares.

The undersigned either (check one box):

☐	is the beneficial or record owner of an aggregate of fewer than 100 shares, all of which are being tendered; or

☐
is a broker, dealer, commercial bank, trust company or other nominee that (a) is tendering for the beneficial owner(s) shares with respect to which it is the record holder and (b) believes, based upon representations made to it by the beneficial owner(s), that each such person is the beneficial owner of an aggregate of fewer than 100 shares and is tendering all of those shares.

In addition, the undersigned is tendering shares either (check one box):

☐
at the price per share indicated under the caption “Shares Tendered at Price Determined by Stockholder” in the box entitled “Price (in Dollars) Per Share at Which Shares are Being Tendered” below in this Letter of Transmittal."

“6.           SMALL LOTS.  As described in Section 2 of the Offer to Purchase, if the Company purchases less than all shares tendered and not withdrawn before the Expiration Date, the shares purchased first will consist of all shares tendered by any stockholder who owns, beneficially or of record, an aggregate of fewer than 100 shares, and who tenders all of those shares at or below the Purchase Price.  Even if you otherwise qualify for the “small lot” preferential treatment, you will not receive the preferential treatment unless you complete the box captioned “Small Lots” in this Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.”

Finally, references to 500 shares should be changed to 100 shares in (i) the Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees and (ii) the Notice of Guaranteed Delivery.

The parenthetical on the bottom of page 22 in the “Offer To Purchase -- Section 7. Certain Conditions Of The Offer” is revised and modified to delete the words “including, without limitation” and the bullet on the bottom of page 22 which contained such parenthetical is amended and restated to provide in its entirety as follows:

“o
any decline in the market price of the shares or the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies or the New York Stock Exchange or the Nasdaq Composite Index by a material amount (which is deemed to be an amount greater than 10%) from the close of business on December 2, 2011;”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATHAN’S FAMOUS, INC.

By:	/s/ Ronald DeVos
Name:	Ronald DeVos
Title:	Vice President - Finance and Chief Financial Officer

Date: December 16, 2011